UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

G1 THERAPEUTICS, INC.

(Name of Subject Company (Issuer))

GENESIS MERGER SUB, INC.

(Offeror)

A wholly-owned subsidiary of

PHARMACOSMOS A/S

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

3621LQ109

(Cusip Number of Class of Securities)

Milena Jordanova Olsen

General Counsel

Pharmacosmos A/S

Roervangsvej 30

DK-4300 Holbaek, Denmark

Telephone: +45 5948 5959

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Lowell Dashefsky, Esq.

Michael Penney, Esq.

Arnold & Porter Kaye Scholer LLP

250 West 55th Street

New York, New York 10019

(212) 836-8000

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $59,886.81	Filing Party: Pharmacosmos A/S
Form or Registration No.: Schedule TO-T (File No. 005-90214)	Date Filed: August 20, 2024

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, including this Amendment, the “Schedule TO”) filed on August 20, 2024 by (i) Genesis Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Pharmacosmos A/S, a Danish Aktieselskab (“Parent”), and (ii) Parent, relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value, $0.0001 per share (the “Shares”), of G1 Therapeutics, Inc., a Delaware corporation (the “Company”), at a purchase price of $7.15 per Share (the “Offer Price”) to the seller in cash, without interest and subject to any withholding of taxes required by applicable legal requirements, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 20, 2024 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal, which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided in this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment have the meanings given to such terms in the Offer to Purchase.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1) Section 15 – “Conditions of the Offer” is amended by adding a new paragraph at the end of such section to read as follows:

“The HSR Condition has been satisfied. The Offer continues to be subject to the remaining Offer Conditions.”

(2) The second and third paragraphs of the subsection entitled “U.S. Antitrust Compliance” in Section 16 – “Certain Legal Matters; Regulatory Approvals” is amended and supplemented by deleting the second and third sentences of the second paragraph and deleting the third paragraph and adding the following sentences after the first sentence of the second paragraph:

“In connection with the Offer and the Merger, each of Parent and the Company filed their Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division on August 20, 2024. At 11:59 p.m., Eastern Time, on September 4, 2024 the waiting period applicable to the Offer under the HSR Act expired in the ordinary course. Accordingly, the HSR Condition has been satisfied. The Offer continues to be subject to the remaining Offer Conditions.

Even though the requisite waiting period under the HSR Act has expired, at any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the FTC believes that the Offer may substantially lessen competition in any line of commerce in violation of the U.S. federal antitrust laws, the FTC has the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of assets of Parent, Purchaser, the Company or any of their respective subsidiaries or affiliates. The U.S. Department of Justice Antitrust Division, U.S. state attorneys general and private persons may also bring legal action under the U.S. federal and state antitrust laws. While the Purchaser believes that the consummation of the Offer will not violate any U.S. federal or state antitrust law, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be.

A joint press release, dated September 5, 2024, issued by Parent and the Company announcing the expiration of the waiting period under the HSR Act with respect to the Offer and the Merger is filed as Exhibit (a)(5)(D) to the Schedule TO and incorporated herein by reference.”

(3) Section 16 – “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by adding the following to the end of such Section after the subsection captioned “State Takeover Laws”:

“Legal Proceedings Relating to the Tender Offer

Between August 23, 2024 and September 5, 2024, four complaints were filed in (a) the United States District Court for the Western District of Wisconsin, (b) the Supreme Court of the State of New York, County of New York, and (c) the United States District Court for the Southern District of New York: Gagner v. G1 Therapeutics Inc., et al., Case No. 3:24-cv-00593, filed August 23, 2024 (W.D. Wis.) (the “Gagner Action”); Morgan v. G1 Therapeutics, Inc., et al., Index No. 654409/2024, filed August 27, 2024 (Sup. Ct. N.Y. Cnty.); Lawrence v. G1 Therapeutics, Inc., et al., Index No. 654430/2024, filed August 27, 2024 (Sup. Ct. N.Y. Cnty.); and Nielsen v. G1 Therapeutics, Inc., et al., Case No. 1:24-cv-06493, filed August 28, 2024 (S.D.N.Y.) (collectively, the “Complaints”). The Complaints name as defendants the Company and each member of the Company Board. The Complaints allege that the defendants violated certain federal and state laws, including Sections 14(d), 14(e), and 20(a) of the Exchange Act and Rule 14d-9 promulgated thereunder, and New York common law for purported negligence and negligent misrepresentation and concealment, by omitting and/or misrepresenting certain material facts related to the transaction from the Schedule 14D-9 filed by the Company on August 20, 2024. The Complaints seek, among other relief, (i) injunctive relief preventing the consummation of the Merger until the Company corrects the alleged deficiencies in the Schedule 14D-9, (ii) rescission of the Merger Agreement or rescissory damages, (iii) an award of plaintiffs’ costs and disbursements of the action, including attorneys’ and expert fees and expenses, and (iv) other relief as the courts deem just and proper. In addition to the Complaints, a motion for preliminary injunction seeking to enjoin the consummation of the Merger was filed by the plaintiff in the Gagner Action on August 23, 2024. As of September 4, 2024, the court in the Gagner Action has not set a briefing schedule on the plaintiff’s motion for preliminary injunction, however, the court has scheduled a status conference for September 6, 2024.

The Company also received (a) one demand letter on August 26, 2024, sent on behalf of David Warhaft, a purported stockholder of the Company, (b) one demand letter on August 27, 2024, sent on behalf of Dennis Hageman, a purported stockholder of the Company, (c) seven demand letters on August 28, 2024, sent on behalf of each of Christopher Scott, Ari Malowitzky, The Krausz Family Trust 2024, William Ballard, Vidhya Rajan, Keith McLemore and Marc Waterman, each a purported stockholder of the Company, (d) one demand letter on August 29, 2024, sent on behalf of Sean Riley, a purported stockholder of the Company, (e) one demand letter on August 30, 2024, sent on behalf of Plarent Kina, a purported stockholder of the Company, and (f) one demand letter on September 2, 2024, sent on behalf of Alfred Yarkony, a purported stockholder of the Company (collectively, the “Demands”). Each of the Demands alleges omissions and/or misrepresentations of material information with respect to the transaction from the Schedule 14D-9 filed by the Company on August 20, 2024 and demands that the Company promptly provide stockholders with additional disclosures.

If additional similar complaints are filed or additional demands are received, absent new or different allegations that are material, the Company, Parent and/or Purchaser will not necessarily disclose them. Additional lawsuits arising out of or relating to the Offer may be filed in the future.”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(D)*	Joint press release of Pharmacosmos A/S and G1 Therapeutics, Inc. dated September 5, 2024.

*	Filed herewith

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 5, 2024

GENESIS MERGER SUB, INC.
By:

/s/ Josh Franklin
Name: Josh Franklin
Title: President

PHARMACOSMOS A/S
By:

/s/ Tobias Christensen
Name: Tobias Christensen
Title: President & Chief Executive Officer